ARIDIS PHARMACEUTICALS, INC.

983 University Avenue, Bldg. B

Los Gatos, California 95032

December 4, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Rolf Sundwall
Kevin Vaughn

Re:	Aridis Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed April 8, 2020
File No. 001-38630

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 15, 2020 (“Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”).

For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

6. Collaboration, Development and License Agreements

Cystic Fibrosis Foundation Development Agreement, page F-26

1. In your response to our prior comment one from our August 20, 2020 letter, you state that the total grant award of $7.5 million is not the transaction price as of June 30, 2020 due to the transaction price being subject to the variable consideration constraint at each reporting date. You also state that the percentage of completion is multiplied by the total value of the grant award (i.e. approximately $7.5 million), which results in the maximum revenue from the grant that can be recognized through the end of the reporting period. At June 30, 2020, the work related only to the unconstrained milestones was 100% complete. The transaction price at that date was equal to the unconstrained milestone payments, which is the amount of cumulative revenue recorded as of that date, in this case $3.7 million. Please tell us how you considered the guidance of ASC 606-10-32-42 & 43 when concluding that it is appropriate to recognize 100% of the transaction price when satisfaction of the performance obligation is only partially complete.

RESPONSE

Re-evaluated Accounting for Cystic Fibrosis Foundation Development Agreement:

After receiving comment letters from the SEC in connection with its review of the Company’s Form 10-K for the fiscal year ended December 31, 2019, the Company conducted a review of its accounting for the Cystic Fibrosis Foundation (“CFF’) Development Agreement (the “CFF Agreement’) and determined that it did not appropriately apply ASC 606 to the CFF Agreement as of the adoption date of January 1, 2019 (the “Adoption Date”) and thereafter through June 30, 2020.  The Company re-evaluated the CFF Agreement below.

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Under ASC 958-605, Not-for-Profit Entities — Revenue Recognition (“ASC 958-605”), non-exchange transactions are accounted for as contributions under ASC 958-605. Exchange transactions are when both parties receive commensurate value in the transaction. As the Company is receiving cash to provide research and development services and CFF is receiving research and development services and potential royalties if the Company is successful in commercializing an inhalable, broad spectrum therapy to improve lung function in cystic fibrosis patients based on the potent anti-infective property of gallium citrate, each party is receiving commensurate value in the transaction. Therefore, the Company believes the CFF agreement is an exchange transaction and is not within the scope of ASC 958-605 and will be evaluated under ASC 606.

Per ASC 606-10-15-3, an entity shall apply the guidance in this Topic to a contract (other than a contract listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

The Financial Accounting Standards Board (FASB) chose not to define ordinary activities. Rather, it stated in the basis for conclusions to ASC 606 that the definition of ordinary activities is derived from the definition of revenue. ASC 606’s definition of revenue is based on the FASB Concepts Statement No. 6 (CON 6) definition, which refers to an entity’s “ongoing major or central operations”. CON 6 notes that the concept of ongoing major or central operations is based on how the entity attempts to fulfill its basic function in the economy of producing and distributing goods or services at prices that enable it to pay for the goods and services it uses and to provide a return to its owners.

While the Company’s ultimate goal is to develop and commercialize its own proprietary drug, the Company will provide research and development services to help fund a portion of its research and development expenses, which the Company considers part of its “ordinary activities.” As such, the Company concluded that CFF is a customer and will account for the CFF Agreement under ASC 606.

ASC 606 states that the core principle of the new revenue recognition guidance is that an entity shall recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 provides that an entity should perform the following five steps in recognizing revenue:

1.              Identify the contract(s) with a customer (step 1);

2.              Identify the performance obligations in the contract (step 2);

3.              Determine the transaction price (step 3);

4.              Allocate the transaction price to the performance obligations in the contract (step 4); and

5.              Recognize revenue when (or as) the entity satisfies a performance obligation (step 5).

The Company adopted ASC 606 using the modified retrospective method with the cumulative effective of the adoption recorded as of January 1, 2019. As allowed under ASC 606-10-65-1(f)4, the Company reflected the aggregate effect of all modifications that occurred before adoption date for purposes of (1) identifying the satisfied and unsatisfied performance obligations, (2) determining the transaction price, and (3) allocating the transaction price to the satisfied and unsatisfied performance obligations.

The following is the Company’s evaluation of the ASC 606 five-steps to the CFF Agreement as of the adoption date.

STEP 1: Identify the contract(s) with a customer

For a contract to exist under ASC 606, the following five criteria per ASC 606-10-25-1 must be met which were evaluated as of the adoption date:

1.              The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

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The amended CFF Agreement was approved via signatures on November 26, 2018 and, as of the adoption date, obligates the Company to provide research and development services to CFF for one development-based milestone (see step 2 for further discussion), which was in process as of the adoption date1, and obligates CFF to pay for such services upon achievement of the related milestone. The CFF Agreement also contingently obligates the Company to perform research and development services for five other development-based milestones (see promise 4 under step 2 for further discussion) which have not been started as of the adoption date. The Company is obligated to provide the research and development services for these five development-based milestones in consecutive order only after each previous milestone is achieved. CFF is obligated to pay for the research and development services for these five development-based milestones only upon achievement of the related milestones. Additionally, the CFF Agreement may not be terminated by either party without cause. As such, the Company concluded that the Company and CFF are committed to perform their respective obligations as it relates to the research and development services to CFF for the one development-based milestone in process as of the adoption date. The research and development services related to the five development-based milestones that have not been started as of the adoption date will be evaluated as optional services under step 2 of ASC 606 below given the substantive uncertainty of achieving the future milestones.

2.              The entity can identify each party’s rights regarding the goods or services to be transferred.

The CFF Agreement identifies the rights and obligations of the Company and CFF, which include the research and development services and optional services discussed under criterion 1 above.

3.              The entity can identify the payment terms for the goods or services to be transferred.

The CFF Agreement specifies the amounts and estimated timing of payments to be made to the Company upon achievement of the development-based milestones as follows:

Promise # from Step 2	Milestone	Milestone Payment	Expected Milestone Estimated Completion Date
1	Payments made prior to Amendment No. 1 Execution Date	$700,000	N/A
2	Completion of 4-week GLP inhalational toxicology studies	$500,000	September 15, 2018
3	Investigational new drug application opened	$500,000	October 16, 2018
4	Completion of Single Ascending Dose (“SAD”) and considered safe to proceed to Multiple Ascending Dose (“MAD”) (Data Safety Monitoring Board “DSMB” review)	$1,000,000	April 23, 2019
5	Completion of MAD and considered safe to proceed to Phase 2a (Therapeutics Development Network “TDN” DSMB review)	$1,000,000	December 19, 2019
6	First Cystic Fibrosis patient, first dose in Phase 2a clinical study	$1,000,000	February 4, 2020
7	Median Cystic Fibrosis patient, first dose in Phase 2a clinical study	$1,000,000	July 15, 2020
8	Last Cystic Fibrosis patient, last visit in Phase 2a clinical study	$1,000,000	December 8, 2020
9	Final integrated clinical and statistical report reviewed and approved by CFF	$765,583	February 10, 2021

4.              The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

The CFF Agreement has commercial substance as the Company has agreed to perform research and development services in process as of the adoption date discussed under step 1 above in exchange for consideration.

1  Prior to the adoption date, the Company completed its obligations to provide research and development services for three development-based milestones.

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5.              It is probable that the entity will collect all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

CFF is a well-known and established foundation with a history of funding services similar to the research and development services the Company is providing under the CFF Agreement. Therefore, the collectability criterion is met.

Based on the above, the CFF Agreement meets all of the five criteria per ASC 606-10-25-1 and, therefore, meets the definition of a contract under ASC 606 as of the adoption date. Additionally, while not specifically defined in the CFF Agreement, the initial term of the CFF Agreement as of the adoption date will only include the period in which the parties have enforceable rights and obligations, which is the period that the research and development services for the one development-based milestone in process as of the adoption date are being provided.

As discussed in step 2 of ASC 606 below, the CFF Agreement includes one material right related to optional services which the Company will account for as a continuation of the contract if the milestone related to the research and development services in process as of the adoption date is achieved which will extend the term of the CFF Agreement.

STEP 2: Identify the performance obligations in the contract

ASC 606 requires an entity to identify all promised goods and services in a contract that contains multiple promised goods or services. An entity should assess whether such promised goods or services represent distinct performance obligations under ASC 606. The Company may, through a practical expediency, disregard goods and services that are deemed immaterial in the context of a contract. This evaluation is based on materiality at the contract level. Therefore, an entity does not need to evaluate whether the aggregated immaterial promised goods or services are material at the financial statement level.

The Company has identified the following satisfied and unsatisfied promises in the CFF Agreement which reflects the aggregate of all contract modifications as of the adoption date as allowed under ASC 606-10-65-1(f)4i:

Promise #	Promises	Contingent Promise?	Material Right?	Additional Information
1	Research and development services — identification of NOAEL, and first animal dosed	No	N/A	Satisfied promise as of the adoption date
2	Research and development services — completion of 4-week GLP inhalational toxicology studies	No	N/A	Satisfied promise as of the adoption date
3	Research and development services — investigational new drug application opened	No	N/A	Satisfied promise as of the adoption date
4	Research and development services — completion of SAD and considered safe to proceed to MAD (DSMB review)	No	No	Promise as of the adoption date. The Company was obligated to perform this service due to the achievement of the milestone for promise 3.
5	Optional research and development services — completion of MAD and considered safe to proceed to Phase 2a (TDN DSMB review).	Yes	Yes	The obligation to provide this service begins only upon achievement of the milestone related to promise 4.
6	Optional research and development services — first CF patient, first dose in Phase 2a clinical study.	Yes	No	The obligation to provide this service begins only upon

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achievement of the milestone related to promise 5.
7	Optional research and development services — median CF patient, first dose in Phase 2a clinical study.	Yes	No	The obligation to provide this service begins only upon achievement of the milestone related to promise 6.
8	Optional research and development services — last CF patient, last visit in Phase 2a clinical study.	Yes	No	The obligation to provide this service begins only upon achievement of the milestone related to promise 7.
9	Optional research and development services — final integrated clinical and statistical report reviewed and approved by CFF.	Yes	No	The obligation to provide this service begins only upon achievement of the milestone related to promise 8.
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Participation in the program advisory group for promise 1, 2, 3, and 4 — the role of the program advisory group is to discuss and propose amendments to the research and development services, monitor the budget, determine whether milestones have been achieved, and provide recommendations on other issues raised by either party relating to the research and development services.

		No	N/A	This represents four separate promises related to promise 1, 2, 3, and 4.
11	Provide regular written progress reports of the research and development services for promise 1, 2, 3, and 4.	No	N/A	This represents four separate promises related to promise 1, 2, 3, and 4.

The Company evaluated whether the research and development services related to promises 1, 2, 3, and 4 and the related promises to participate in the program advisory group and provide regular written reports (promises 10 and 11) are distinct from each other pursuant to ASC 606-10-25-19 which states the following (promises 5, 6, 7, 8, and 9 are evaluated as optional services further below in step 2 of ASC 606):

A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.              The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.              The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The Company evaluated whether the promises are each capable of being distinct pursuant to ASC 606-10-25-20 which states the following:

A customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events.

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CFF can benefit from the promises to provide research and development services (i.e., promises 1, 2, 3, and 4) in conjunction with each other as they could be sold separately by the Company. CFF can also benefit from the promises to participate in the program advisory group and provide regular written reports in conjunction with each other and with the promises to provide research and development services as the research and development services are considered a readily available resource that CFF has already obtained from the Company since the research and development services may be provided prior to the promises to participate in the program advisory group and provide regular written reports. Therefore, the research and development services (i.e., promises 1, 2, 3, and 4) and the promises to participate in the program advisory group and provide regular written reports (promises 10 and 11) are each capable of being distinct under ASC 606-10-25-19(a).

The Company evaluated whether the research and development services related to promises 1, 2, 3, and 4 and the promises to participate in the program advisory group and provide regular written reports (promises 10 and 11) are distinct from each other pursuant to ASC 606-10-25-21 which states the following:

In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.              The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted.

b.              One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.               The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

There is not a promised service that is integrating the other promises into a bundle of goods or services. Additionally, none of the promises is modifying or customizing the other promises. The research and development services for promises 1, 2, 3, and 4 may build upon each other but none of them are modifying or customizing the other. None of the promises to provide research and development services are highly interdependent or highly interrelated to each other. For example, the research and development services for promise 4 is dependent on the completion of the research and development services or promises 1, 2, and 3, however, the research and development services for promise 1 are not dependent on the completion of the research and development services for promise 2, etc. Additionally, the research and development services related to promises 1, 2, 3, and 4 may be impacted by the promises to participate in the program advisory group and provide regular written reports (promises 10 and 11) and vice versa. This is because the research and development services related to promises 1, 2, 3, and 4 must be performed in order for the program advisory group to use the regular written reports (promises 10 and 11) and the program advisory group may use the regular written reports to determine if the milestones are met and provide amendments to the research and development services. As such, the research and development services related to promises, 1, 2, 3, and 4 are highly interrelated with the promises to participate in the program advisory group and provide regular reports. Therefore, research and development services related to promises 1, 2, 3, and 4 should each be combined with promises to participate in the program advisory group and provide regular reports (i.e., promise 1 combined with a promise 10 and 11, promise 2 combined with promise 10 and 11, etc.).

Promises 5, 6, 7, 8, and 9 which contingently obligate the Company to perform research and development services were next evaluated to determine if they are stand ready obligations or akin to optional purchases based on question 4.2.60 in KPMG’s Revenue Recognition Handbook below.

Question 4.2.60 — Do promises to provide a good or service when or if a contingent event outside the control of the entity and customer occurs represent a stand-ready obligation?

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Interpretive response: It depends. As described in Question 4.2.40, one type of stand-ready obligation is to provide a good or service upon a contingent event that is outside the control of the entity and the customer. An example is a contract to remove snow from an airport’s runway for a fixed fee. However, not all promises to provide a good or service upon a contingent event outside the control of both the customer and entity is a stand-ready performance obligation.

Depending on the arrangement the promise could be accounted for as either:

— A contingent promise akin to an optional purchase. Although contingent promises are different from customer options because the underlying contingency is not within the customer’s control, we believe in certain situations these promises should be evaluated similarly to customer options. In these situations, entities would evaluate whether a contingent promise conveys a material right to the customer and if so, account for that promise as a separate performance obligation. If not a material right, the obligation provides goods or services and would be accounted for separately. For further discussion of material rights, see chapter 8.

— A stand-ready obligation. When the nature of the entity’s promise is to provide a service of standing ready or continuous service the promised good or service is typically a performance obligation satisfied over time in the current contract. The entity may be continuously performing by making a good or service available or the customer may be paying to secure a scarce resource (see Question 4.2.40).

Distinguishing between contingent promises and stand-ready obligations

Significant judgment will be required to evaluate the nature of the promise when an entity agrees to provide a good or service upon a contingent event outside the control of both the entity and the customer. We believe the following factors may be helpful to distinguish between a contingent promise accounted for like an optional purchase and a stand-ready obligation (list not exhaustive):

— Amount of uncertainty that exists. If there is substantive uncertainty at contract inception about the contingent event occurring and the entity having to perform, the nature of the promise may be more akin to providing an option to the customer rather than standing ready to provide a service that is likely to occur but it is uncertain as to the timing or amount. As discussed in Question 4.2.50, an unknown quantity over the contract term is a strong indicator that the service is one of standing ready. As a result, a contingent promise would typically have a higher level of uncertainty as to whether the event will occur. For example, an obligation to transfer additional goods or services upon regulatory approval (e.g. FDA approval) will typically have a substantive amount of uncertainty. In contrast, the number and type of updates an entity will provide for anti-virus software, which is generally considered a stand-ready obligation, may be uncertain but the entity understands that it will frequently provide updates throughout the contract term and the customer is paying for the continued protection throughout the term of the contract.

— Significant incremental performance by the entity is required to transfer the additional goods or services. If the result of the contingency obligates the entity to create or purchase a distinct good that is subsequently transferred to the customer or incur significant costs to perform the additional services it may indicate the nature of the promise is the underlying good or services and not the act of standing ready. For example, an obligation to manufacture additional goods upon a contingent event would typically be more akin to an option rather than a stand-ready obligation. In contrast, if the entity is continuously performing or making goods or services available regardless of the event occurring, the nature of the promise may be standing ready. For example, an entity providing an outsourced call center service that requires it to take an unlimited number of calls when and if they occur may be a stand-ready obligation because the entity is performing by having people and infrastructure available daily to accept the calls on the customer’s behalf.

— Additional distinct goods or services. If the resolution of the contingency increases the number of distinct goods or services from what was previously specified, the entity’s promise may be more akin to a customer option to obtain additional goods or services. This may be the case if the contract called for the entity to provide a specified number of goods or services and the resolution of the contingency required an incremental amount to be provided. Similarly, if the customer can cancel the contingent goods or services or must make an additional request in order to obligate the entity to provide the additional items, the contingent promise is akin to an option.

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— Payment terms. In some cases, payment terms may be instructive to understanding the nature of the entity’s promise and enforceable rights and obligations in the contract. When a customer pays a fixed fee, or a variable fee that is not directly connected and proportional to the goods and services provided, for an unspecified quantity of services, it may indicate the nature of the promise is to stand ready. In contrast, when the entity is only paid after performing upon the occurrence of the contingent event, it may indicate that the nature of the promise is to provide the good or service each time the event occurs. However, in some cases the nature of the promise may still be a service of standing ready and the contingent payments would be variable consideration. See Question 5.3.10.

Based on the above, promises 5, 6, 7, 8, and 9 are akin to optional services because the services are performed only upon the achievement of the related milestones, which have substantive uncertainty (i.e., the contingent events are not perfunctory), outside the Company’s and CFF’s control, the research and development services require significant incremental performance by the Company which cannot be terminated by CFF, the contingent research and development services are distinct from the other promises for reasons similar to the discussions above, and the payment terms are tied to the achievement of the milestones.

ASC 606-10-55-42 provides the following:

If, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract (for example, a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that geographical area or market). If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.

The Company concluded that the milestone payment for the option to provide research and development services for promise 5 is discounted such that it provides a material right to CFF that it would not have provided without entering into the CFF Agreement. As such, promise 5 is a distinct performance obligation. Promises 6, 7, 8, and 9 were not incrementally discounted whereby they provided a material right to CFF.

The Company considered whether the distinct research and development services are substantially the same and can be combined into one performance obligation under the series guidance. The series guidance applies only to promised goods or services that are distinct individually. Two or more distinct promised goods or services are combined under this guidance into one performance obligation when the goods or services are substantially the same and the same method would be used to measure progress toward the satisfaction of each distinct performance good or service in the series. Since the research and development services for each distinct performance obligation builds upon past research and development services, the Company concluded that the series guidance does not apply to the distinct performance obligations.

Based on the above, the distinct performance obligations under the CFF Agreement as of the adoption date are as follows:

Promise #	Performance Obligation #	Performance Obligations	Satisfied or unsatisfied at adoption date
1, 10, and 11	1	Research and development services — identification of NOAEL, and first animal dose combined with the related participation in the program advisory group and providing regular written reports	Satisfied
2, 10, and 11	2	Research and development services — completion of 4-week GLP inhalational toxicology studies combined with the related participation in the program advisory group and providing regular written reports	Satisfied
3, 10, and 11	3	Research and development services — investigational new drug application opened combined with the related participation in the program advisory group and providing regular written reports	Satisfied
4, 10, and 11	4	Research and development services — completion of SAD and considered safe to proceed to MAD (DSMB review) and related participation in the program advisory group and providing regular written reports	Unsatisfied
5	5	Material right related to optional research and development services — completion of MAD and considered safe to proceed to Phase 2a (TDN DSMB review)	Unsatisfied

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STEP 3: Determine the transaction price

Under ASC 606, the transaction price is the amount of consideration an entity expects to be entitled to for providing goods or services to the customer. It is initially estimated at contract inception then updated each reporting period. The transaction price includes the amounts to which the entity has rights under the contract. If the consideration promised in a contract includes a variable amount, ASC 606-10-32-11 must be considered which provides the following:

An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

ASC 606-10-32-12 further provides the following:

In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a.              The amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

b.              The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

c.               The entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

d.              The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

e.               The contract has a large number and broad range of possible consideration amounts.

The Company elected practical expedient ASC 606-10-65-1(f)4ii for purposes of determining the transaction price of $1.7 million as it reflects the consideration from the aggregate of all modifications prior to the adoption date. As of the adoption date, the transaction price, before any variable consideration constraints, was $2.7 million, which was comprised of $1.7 million for the first three milestone payments noted in step 1 of ASC 606 above, all of which were achieved by the Company, and $1.0 million that will be received if the milestone for the research and development services related to performance obligation 4 is achieved, which was considered variable consideration and constrained in the transaction price as successful completion was highly susceptible to factors outside the Company’s influence. The milestone payment will be included in the transaction price, using the most likely amount method, when it becomes probable that it will not result in a significant reversal or revenue, which is generally when, or near such time, when the milestone is achieved based on relevant facts and circumstances. If and when a milestone payment is included in the transaction price, such amount will be allocated to all performance obligations as of the adoption date with revenue immediately recognized for any performance obligations that were satisfied prior to the date the milestone payment was included in the transaction price.

Based on the above, the transaction price as of the adoption date is $1.7 million.

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STEP 4: Allocate the transaction price to the performance obligations in the contract

ASC 606 requires an entity to allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the entity expects to be entitled to transferring the promised goods or services to the customer. An entity accomplishes this objective by allocating the transaction price to each performance obligation on a relative stand-alone selling price basis as provided under ASC 606-10-32-29 as follows:

To meet the allocation objective, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis in accordance with paragraphs 606-10-32-31 through 32-35, except as specified in paragraphs 606-10-32-36 through 32-38 (for allocating discounts) and paragraphs 606-10-32-39 through 32-41 (for allocating consideration that includes variable amounts).

This method is often referred to as the general allocation model. However, there are exceptions to the general allocation model related to variable consideration as provided under ASC 606-10-32-40 as follows:

An entity shall allocate a variable amount (and subsequent changes to that amount) entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation … if both of the following criteria are met:

a.              The terms of a variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying the performance obligation or transferring the distinct good or service).

b.              Allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective … when considering all of the performance obligations and payment terms in the contract.

As of the adoption date, the transaction price was allocated to the satisfied and unsatisfied performance obligations from step 2 on a relative stand-alone selling price basis and electing the practical expedient ASC 606-10-65-1(f)4iii. The variable consideration allocation exception was not met as allocating the variable consideration only to performance obligation 4 would not meet the allocation objective.

Any consideration to be earned upon achieving the milestone for performance obligation 5 relates specifically to the Company’s efforts to transfer underlying research and development services and will be allocated to the research and development services underlying the material right and will not be reallocated to all performance obligations noted in step 2 as the exercise of the material right will be accounted for as a continuation of the contract.

STEP 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under ASC 606, contracts are subject to a point in time or over time analysis for revenue recognition as or when control transfers to the customer. If the criteria for over time revenue recognition pattern is met, then entities are required to utilize a method of measuring progress that adequately depicts how the performance obligation is fulfilled and control is transferred over time. “Control” refers to the customer’s ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset and is assessed from the perspective of the customer (i.e. when the customer obtains control of that good or service vs. when the seller surrenders control of the goods).

To determine if a performance obligation is satisfied over time, an entity should evaluate whether it transfers control of the good or service over time by assessing against the three criteria listed in ASC 606-10-25-27. If any of the criterion mentioned in ASC 606-10-25-27 is met, then revenue should be recognized over time. Otherwise, revenue should be recognized at a point in time.

Per ASC 606-10-25-27, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

(a)         The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see ASC 606-10-55-5 through 55-6).

(b)         The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see ASC 606-10-55-7).

(c)          The entity’s performance does not create an asset with an alternative use to the entity (see ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see ASC 606-10-25-29).

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ASC 606-10-55-5 and ASC 606-10-55-6 provides the following additional guidance with respect to ASC 606-10-25-27(a) above:

For some types of performance obligations, the assessment of whether a customer receives the benefits of an entity’s performance as the entity performs and simultaneously consumes those benefits as they are received will be straightforward. Examples include routine or recurring services (such as a cleaning service) in which the receipt and simultaneous consumption by the customer of the benefits of the entity’s performance can be readily identified.

For other types of performance obligations, an entity may not be able to readily identify whether a customer simultaneously receives and consumes the benefits from the entity’s performance as the entity performs. In those circumstances, a performance obligation is satisfied over time if an entity determines that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer. In determining whether another entity would not need to substantially reperform the work the entity has completed to date, an entity should make both of the following assumptions:

a.              Disregard potential contractual restrictions or practical limitations that otherwise would prevent the entity from transferring the remaining performance obligation to another entity

b.              Presume that another entity fulfilling the remainder of the performance obligation would not have the benefit of any asset that is presently controlled by the entity and that would remain controlled by the entity if the performance obligation were to transfer to another entity.

As CFF receives written reports of the progress of the research and development services and the research and development services are not so specialized such that other providers could not perform them, another party could fulfill the remaining research and development services without substantial reperformance of the services completed to date. As such, the research and development services are satisfied over time.

ASC 606-10-55-16 through 55-21 provides two appropriate methods of measuring progress which include output methods and input methods. It further requires that an entity shall apply a single method of measuring progress for each performance obligation satisfied over time, and the entity shall apply that method consistently to similar performance obligations and in similar circumstances. At the end of each reporting period, an entity shall re-measure its progress toward complete satisfaction of a performance obligation satisfied over time.

At the inception of the Agreement and the adoption date, the Company has an estimate of the costs it expects to incur for the research and development services that were completed prior to the adoption date and in process at the adoption date as well as the research and development services underlying the material right, which the Company will update each reporting period. Therefore, the progress of the research and development services is best assessed through efforts/costs incurred by the Company. As such, the input method, using cost-to-cost percent complete, is the most appropriate method to recognize revenue for the identified performance obligations and will be applied to the research and development services that were in process and completed prior to the adoption date as well as the research and development services underlying the material right, if the related milestone is achieved.

Materiality Assessment:

Given that the Company did not appropriately apply ASC 606 to the CFF Agreement as of the adoption date of January 1, 2019 and thereafter through June 30, 2020, the Company considered SEC’s Staff Accounting Bulletin 99, Materiality (“SAB 99”) and SEC’s Staff Accounting Bulletin 108, Quantifying Financial Statement Errors (“SAB 108”), in its evaluation of the correction of an error in its financial statements.

The Company looked to SAB 99 which provides multiple considerations to assist with the qualitative assessment. The first step for the Company’s quantitative assessment is to establish an appropriate benchmark to determine its materiality for the financial statements as a whole. As a result, because the Company’s management, investors and analysts are focused primarily on clinical trial data/results, current cash balance and cash burn rate, the Company believes that GAAP total assets, total liabilities, accumulated deficit and net loss would be an appropriate benchmark to develop materiality for its financial statements.

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The following table illustrates the impact of the correction of the error identified to total assets, total liabilities, accumulated deficit and net loss in the Company’s previously filed financial statements since the adoption of ASC 606 on January 1, 2019 through June 30, 2020:

ASC 606 Materiality Analysis for CFF R&D Services Agreement:	Contract Inception to 1/1/2019 (Adoption Date)	Q1 2019 - 3/31/2019	Contract Inception Thru 3/31/2019	Q1 2019 - 3/31/2019 (Revenue includes Adoption Date True-Up)	Q2 2019 - 6/30/2019	YTD Q2 2019 - 6/30/2019

Revenue Should have been Recognized	$1,397,920	$1,069,561	$2,467,480	$789,702	$169,606	$959,309
Revenue Recognized by Company	$1,677,778	$1,022,222	$2,700,000	$1,022,222	$—	$1,022,222
Difference - Revenue Adjustment	$(279,858)	$47,338	$(232,520)	$(232,520)	$169,606	$(62,914)

Adjustment to Accumulated Deficit	$(279,858)	$47,338	$(232,520)	$(232,520)	$(62,914)	$(62,914)
Adjustment to Deferred Revenue	$279,858	$(47,338)	$232,520	$232,520	$62,914	$62,914

Balance Sheet Materiality % compared to “As Reported”:
Change to Deferred Revenue - % of Total Assets	1%		1%	1%	0%
Change to Deferred Revenue - % of Total Liabilities	5%		5%	5%	1%
Change to Accum. Deficit - % of Total Assets	-1%		-1%	-1%	0%
Change to Accum. Deficit - % of Accum. Deficit	0%		0%	0%	0%

P&L Materiality % compared to “As Reported”:
Change to Revenue- % of Net Loss/EPS	NA		3%	3%	-2%	0%

ASC 606 Materiality Analysis for CFF R&D Services Agreement:	Q3 2019 - 9/30/2019	YTD Q3 2019 - 9/30/2019	Q4 2019 - 12/31/2019	Total YTD 12/31/19	Q1 2020 - 3/31/2020	Q2 2020 - 6/30/2020	YTD Q2 2020 - 6/30/2020

Revenue Should have been Recognized	$23,168	$982,477	$19,269	$1,001,746	$13,256	$1,007,220	$1,020,476
Revenue Recognized by Company	$—	$1,022,222	$—	$1,022,222	$—	$1,000,000	$1,000,000
Difference - Revenue Adjustment	$23,168	$(39,745)	$19,269	$(20,476)	$13,256	$7,220	$20,476

Adjustment to Accumulated Deficit	$(39,745)	$(39,745)	$(20,476)	$(20,476)	$(7,220)	$—	$—
Adjustment to Deferred Revenue	$39,745	$39,745	$20,476	$20,476	$7,220	$—	$—

Balance Sheet Materiality % compared to “As Reported”:
Change to Deferred Revenue - % of Total Assets	0%		0%		0%	0%
Change to Deferred Revenue - % of Total Liabilities	0%		0%		0%	0%
Change to Accum. Deficit - % of Total Assets	0%		0%		0%	0%
Change to Accum. Deficit - % of Accum. Deficit	0%		0%		0%	0%

P&L Materiality % compared to “As Reported”:
Change to Revenue- % of Net Loss/EPS	0%	0%	0%	0%	0%	0%	0%

The Company noted from the above that no impact of the correction of the error identified to total assets, total liabilities, accumulated deficit and net loss in the Company’s filed financial statements was greater than 5% for all reporting periods.

Another important observation made by the Company is that by June 30, 2020, the impact of the correction of the error had fully resolved itself through the Company’s balance sheet, meaning that as of June 30, 2020, there was no adjustment required to deferred revenue or accumulated deficit, i.e. the errors in 2019 were automatically counterbalanced in the following 2020. In addition, as of June 30, 2020, the cumulative revenue adjustment had also resolved itself. The total revenue adjustment for the twelve months ended December 31, 2019 was approximately $20,000 resulting from over recognition of revenue and for the six months ended June 30, 2020 was approximately $20,000 resulting from the under recognition of revenue.

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In addition, the Company looked to SAB 99 which provides multiple considerations to assist with the qualitative assessment.

Based on the “quantitative” and “qualitative” considerations provided by SAB 99, the Company concluded that the magnitude of the correction of the error noted in its financial statement for the periods starting January 1, 2019 through June 30, 2020, are such that it is not probable that the judgment of a reasonable investor relying upon the financial statements would have been changed or influenced by the correction of the error in any of the appliable reporting periods. Additionally, management believes that the correction of these errors would not have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available. Therefore, in accordance with SAB 99, the Company concluded that the impact of inappropriately applying ASC 606 to the CFF Agreement was not material and that a restatement of the Company’s financial statements for all reporting periods starting January 1, 2019 through June 30, 2020 as filed in its Form 10-Qs and Form 10-K is not required.

Form 10-Q for the Quarter Ended September 30, 2020 Disclosure:

The Company included the following disclosure in its Notes to Consolidated Financial Statements, 6. Development and License Agreements, Cystic Fibrosis Foundation Development Agreement section in its Form 10-Q for the quarter ended September 30, 2020 and will include in its Form 10-K for the year ending December 31, 2020:

In December 2016, the Company received an award from the Cystic Fibrosis Foundation (“CFF”), which was executed under the Development Program Letter Agreement (the “CFF Agreement”), for approximately $2.9 million. Under the CFF Agreement, CFF made an upfront payment of $200,000 and will make milestone payments to the Company as certain milestones defined in the agreement are met. The milestones relate to pre-clinical and clinical research activities. The agreement also specifies that we are obligated to cumulatively spend on the development program at least an equal amount as it receives from the CFF. In the event that we do not spend as much as we received under the agreement, we are obligated to return any overage to the CFF. In November 2018, the CFF increased the award to approximately $7.5 million.

Immaterial Error in Accounting for Cystic Fibrosis Foundation Development Agreement

After receiving a comment letter from the SEC in connection with its review of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019, the Company conducted a review of its accounting for the CFF Agreement and determined that it did not appropriately apply ASC 606 to the CFF Agreement as of the adoption date of January 1, 2019 (the “Adoption Date”) and thereafter through June 30, 2020, with such determination being subject to further SEC comment.

Originally, the Company determined that the clinical research activities associated with all the milestones under the CFF Agreement were considered a single performance obligation. Hence, the entire estimated transaction price was allocated to this single performance obligation and recognized as revenue by measuring progress using the input method (cost-to-cost) that was based on total estimated costs to achieve all milestones included in the total project, limited by the variable consideration attributed to the probable completion of certain milestones as defined in the CFF Agreement.

After further review, the Company identified the following promises as of the Adoption Date with regards to the clinical research activities: a) satisfied development-based milestones; b) one development-based milestone in progress; and c) five development-based milestones that had not yet been started. Of these promises, the satisfied development-based milestones and one development-based milestone in progress were determined to be distinct performance obligations as of the Adoption Date. For the clinical research activities related to the five development milestones that had not been started, the Company was contingently obligated to perform these clinical research activities in consecutive order only after each previous milestone, which achievement was uncertain, had been met.

The clinical research activities related to the five development milestones that have not been started were evaluated to determine if they should be considered variable consideration or contingent promises akin to optional purchases under ASC 606. The Company concluded that the five development-based milestones that have not been started are contingent promises because there is substantive uncertainty about the contingent events occurring (i.e. milestones being achieved) and these contingent events require additional distinct services and incremental payments from the CFF. The first of the five contingent promises was identified as a performance obligation as it provides the CFF with a material right. The four development based milestones that were not determined to be material rights will be accounted for as separate contracts at the time the Company is obligated to perform the underlying clinical research activities.

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The Company determined as of the Adoption Date that the transaction price under the CFF Agreement was $2.7 million prior to any variable consideration constraints, consisting of the non-refundable payments of $1.7 million made by the CFF for the satisfied performance obligations and $1.0 million related to the clinical research activities for the development-based milestone in progress at the Adoption Date, which was considered variable consideration and was fully constrained and excluded from the transaction price as of the Adoption Date. As such, the transaction price allocated to the satisfied and unsatisfied performance obligations as of the Adoption Date was $1.7 million. At March 31, 2019, the transaction price under the CFF Agreement was $2.7 million as the clinical research activities for the development-based milestone in progress at the Adoption Date was considered probable of being achieved resulting in the $1.0 million that was previously constrained to be included in the transaction price. Upon achievement of this milestone, the Company was obligated to perform clinical research activities under the one material right identified which was accounted for as a continuation of the CFF Agreement.

To allocate the transaction price among the performance obligations, the Company estimated the standalone selling prices (“SSP”) for each promise. To estimate the SSP, the Company determined that the most appropriate valuation technique for the SSP for each promise was a cost-plus margin approach which included the actual costs the Company has incurred up through the Adoption Date, estimating the costs the Company expects to incur and applying a margin. In determining the significant assumptions used in the SSP for each promise, the Company used the most relevant and reliable data available to it at the Adoption Date, including but not limited to, estimated costs to be incurred for each promise, gross margin estimate, estimate of the discount rate, and estimated probabilities of achievement of each milestone. The Company believes that a change in the assumptions used to determine its best estimate of SSP for the performance obligations would not have a significant effect on the allocation of consideration received to the performance obligations. Furthermore, to estimate the SSP of the material right, the Company determined the discount associated with the related contingent promise.

At the Adoption Date, the transaction price was allocated to the performance obligations using the relative standalone selling prices. The Company allocated the $1.7 million transaction price to the following: approximately $1.3 million to the satisfied development-based milestones, approximately $0.4 million to the development-based milestone in progress and approximately $42,000 to the material right. At March 31, 2019, the increase in the transaction price of $1.0 million due to the probable achievement of the development-based milestone discussed above was allocated to all of the Adoption Date distinct performance obligations. At March 31, 2019, the Company allocated the $2.7 million transaction price to the following: approximately $2.0 million to the satisfied development-based milestones, approximately $0.6 million to the development-based milestone in progress and approximately $66,000 to the material right.

The milestones under the CFF Agreement are development-based milestones related to pre-clinical and clinical research activities and the realization of or recognition of revenue associated with the milestones as determined by the completion of the milestones and, if applicable, review and approval of the achievement by the CFF. Each development-based milestone payment has specific criteria that need to be met, some examples of which include, the completion of certain study activities and approval to move to the next activity. At every reporting period, the Company evaluates the individual facts and circumstances of the development-based milestone to assess whether the revenue attributable to the development-based milestone in progress should be constrained. The constraint assessment by the Company includes an analysis of the key judgements and consideration used for each milestone which include, but are not limited to, the nature and amount of work to be performed, if the work is subject to the approval of the CFF, clinical data and uncertainty with regards to the results of the clinical studies, and the probability of successful clinical studies. The constraint will be removed once the Company achieves the development-based milestone or has determined that there is probable completion of the development-based milestone, and it has also concluded that it is not probable that revenue recognized attributable to the development-based milestone will result in a significant reversal in the future.

The Company determined that the clinical research activities under the CFF Agreement should be recognized over time by calculating the amount of revenue to recognize in any given period by accumulating the total related costs incurred for the respective clinical research activities related to that specific milestone using the input method (cost-to-cost) and applies that percentage of completion to the transaction price at each reporting period. The Company believes this method best depicts the transfer of control to the customer, which occurs as the costs related to the clinical research activities are incurred.

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In accordance with the guidance provided by the SEC’s Staff Accounting Bulletin 99, Materiality (“SAB 99”), the Company has determined that the impact of inappropriately applying ASC 606 to the CFF Agreement was not material to its previously issued annual audited and unaudited consolidated financial statements, and accordingly, no prior period financial statements have been restated. The approximate amount of unrecorded deferred revenue associated with this error was approximately $280,000 and $233,000 at the Adoption Date and March 31, 2019, respectively. After March 31, 2019, the unrecorded deferred revenue amounts related to the error continued to decrease at each subsequent reporting period. As of June 30, 2020, the unrecorded deferred revenue amount related to the error was zero.

For the three months ended September 30, 2020 and 2019, no revenue was recognized from the CFF Agreement. For the nine months ended September 30, 2020, the Company recognized $1.0 million in revenue from the CFF Agreement, mainly due to the achievement of the milestone related to the clinical research activities underlying the material right. For the nine months ended September 30, 2019, the Company recognized approximately $1.0 million in revenue from the CFF Agreement primarily due to the achievement of the milestone related to the clinical research activities that was in progress as of the Adoption Date.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (650) 279-5388.

Sincerely,

Aridis Pharmaceuticals, Inc.

/s/ Michael A. Nazak
Michael A. Nazak
Chief Financial Officer

cc:   Dr. Vu Truong, CEO

Aridis Pharmaceuticals, Inc.

Jeffrey Fessler, Esq.

Sheppard, Mullin, Richter & Hampton LLP

Brenda Verduzco, Assurance Services Shareholder

Mayer Hoffman McCann P.C.

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